July 7, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	Femasys Inc.
Registration Statement on Form S-3
File No. 333-266001

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Femasys Inc.  (the “Registrant”) hereby respectfully requests, subject to telephone confirmation, that the effectiveness of the above-captioned Registration Statement be accelerated so that it will become effective as of 4:00 p.m.  EDT on July 12, 2022, or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes each of David Rosenthal and Anna Tomczyk of Dechert LLP, counsel to the Registrant, to make such request on its behalf.

Very truly yours,

FEMASYS INC.

/s/ Dov Elefant
Dov Elefant
Chief Financial Officer